UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __)*

Carbiz Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

140780107
(CUSIP Number)

February 9, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140780107

1	NAME OF REPORTING PERSON Dealer Services Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	9,718,289*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	9,718,289*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,718,289*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.9%*
12	TYPE OF REPORTING PERSON (See Instructions)		CO

*See Item 4 below.

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	9,718,289*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	9,718,289*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,718,289*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.9%*
12	TYPE OF REPORTING PERSON (See Instructions)		IA; PN

*See Item 4 below.

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	John M. Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,718,289*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,718,289*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,718,289*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.9%*
12	TYPE OF REPORTING PERSON (See Instructions)		IN; HC

*See Item 4 below.

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,718,289*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,718,289*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,718,289*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.9%*
12	TYPE OF REPORTING PERSON (See Instructions)		IN; HC

*See Item 4 below.

Item 1.
	(a)	Name of Issuer: Carbiz Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 7115 16th Street East, Suite 105, Sarasota, Florida 34243.

Item 2.
(a)
Name of Persons Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1) Dealer Services Corporation;
2) Angelo, Gordon & Co., L.P. (“Angelo, Gordon”);
3) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon (“Mr. Angelo”); and
4) Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon (“Mr. Gordon”).

(b)
Address of Principal Business Office or, if none, Residence:
    Dealer Services Corporation: 1320 City Center Drive, Suite 100, Carmel, Indiana 46032.
    Angelo, Gordon: 245 Park Avenue, New York, New York 10167

(c)
Citizenship:
1) Dealer Services Corporation is a Delaware corporation;
2) Angelo, Gordon is a Delaware limited partnership;
3) Mr. Angelo is a citizen of the United States; and
4) Mr. Gordon is a citizen of the United States.

	(d)	Title of Class of Securities: Common Stock, no par value.
	(e)	CUSIP number: 140780107.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(I)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution: ____________
Not applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned: 9,718,289*
(b)
Percent of class: 9.9%*
Percentage ownership is based on 87,807,889 shares of Common Stock outstanding as of December 10, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended October 31, 2008.

	(c)	Number of shares as to which the person has:
Dealer Services Corporation
		(i)	Sole power to vote or to direct the vote: 9,718,289*
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 9,718,289*
		(iv)	Shared power to dispose or to direct the disposition of: 0
Angelo, Gordon
		(i)	Sole power to vote or to direct the vote: 9,718,289*
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 9,718,289*
		(iv)	Shared power to dispose or to direct the disposition of: 0
Mr. Angelo
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 9,718,289*
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 9,718,289*
Mr. Gordon
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 9,718,289*
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 9,718,289*

*Dealer Services Corporation, as lender, is deemed to beneficially own 9,718,289 shares of the Issuer’s Common Stock in connection with an immediately exercisable warrant issued by the Issuer to Dealer Services Corporation on January 16, 2009 (the “Warrant”), in connection with the execution of the Third Amended and Restated Loan and Security Agreement, among Dealer Services Corporation and a number of parties, including the Issuer as a guarantor (the “Loan Agreement”). The Warrant became effective on the closing of certain transactions contemplated by the Loan Agreement, including upon United States Bankruptcy Court approval of an agreement that was executed contemporaneously with the Loan Agreement. The Bankruptcy Court approved the transactions on January 29, 2009, and the appeal period expired on February 9, 2009.
With respect to Angelo, Gordon, this statement relates to securities held for the account of private investment funds for which Angelo, Gordon acts as investment adviser. As of the date of this statement, Angelo, Gordon beneficially owns approximately sixty-six percent of the outstanding common stock of Dealer Services Corporation and may be deemed to beneficially own the 9,718,289 shares of the Issuer’s common stock that are receivable by Dealer Services Corporation under the Warrant.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The investors in the private investment funds for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective investment percentages in the private investment funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.
Angelo, Gordon is an investment adviser registered under the Investment Advisors Act of 1940.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dealer Services Corporation

	By:	/s/ John E. Fuller

	Name:	John E. Fuller

February 6, 2009	Title:	CEO

Angelo, Gordon & Co., L.P.

	By:	/s/ Michael L. Gordon

	Name:	Michael L. Gordon

February 12, 2009	Title:	Chief Operating Officer

February 12, 2009	/s/ John M. Angelo
John M. Angelo

February 12, 2009	/s/ Michael L. Gordon
Michael L. Gordon

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13G, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of Carbiz Inc.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the date indicated below.

Dealer Services Corporation

By:	/s/ John E. Fuller	/s/ John M. Angelo
John M. Angelo
Name:	John E. Fuller
		Date:	February 12, 2009
Title:	CEO

Date:	February 6, 2009

Angelo, Gordon & Co., L.P.		/s/ Michael L. Gordon
Michael L. Gordon
By:	/s/ Michael L. Gordon
		Date:	February 12, 2009
Name:	Michael L. Gordon

Title:	Chief Operating Officer

Date:	February 12, 2009